UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Motorcar Parts of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

620071100
(CUSIP Number)

Douglas Trussler
Bison Capital Partners VI, L.P.
233 Wilshire Boulevard, Suite 425
Santa Monica, California 90401
310-260-6582
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Edward Welch
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112-0015

June 23, 2023
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,183,333 (a)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,183,333 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,333 (a)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.09% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of (i) 2,133,333 shares of Common Stock issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”) upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes, and (ii) 50,000 shares of common stock purchased in an open market transaction on June 23, 2023 at a price of $7.00 per share.  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A.  Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,628,948 shares of Common Stock outstanding, which consists of (i) 19,495,615 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-K for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission on June 14, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,183,333 (a)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,183,333 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,333 (a)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.09% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of (i) 2,133,333 shares of Common Stock issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”) upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes, and (ii) 50,000 shares of common stock purchased in an open market transaction on June 23, 2023 at a price of $7.00 per share.  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A.  Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,628,948 shares of Common Stock outstanding, which consists of (i) 19,495,615 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-K for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission on June 14, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,183,333 (a)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,183,333 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,333 (a)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.09% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of (i) 2,133,333 shares of Common Stock issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”) upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes, and (ii) 50,000 shares of common stock purchased in an open market transaction on June 23, 2023 at a price of $7.00 per share.  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A.  Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,628,948 shares of Common Stock outstanding, which consists of (i) 19,495,615 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-K for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission on June 14, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

CUSIP NO. 68347P 103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Bison Capital Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,183,333 (a)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,183,333 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,333 (a)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.09% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a)
Consists of (i) 2,133,333 shares of Common Stock issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”) upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes, and (ii) 50,000 shares of common stock purchased in an open market transaction on June 23, 2023 at a price of $7.00 per share.  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A.  Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,628,948 shares of Common Stock outstanding, which consists of (i) 19,495,615 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-K for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission on June 14, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share, of the Issuer. The principal executive office of the Issuer is located at 2929 California Street, Torrance, CA 90503.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of (i) Bison Capital Partners VI, L.P. (“Bison VI”), (ii) Bison Capital Partners VI-A, L.P. (“Bison VI-A”), (iii) Bison Capital Partners VI GP, L.P. (“Bison VI GP”), and (iv) Bison Capital Partners GP, LLC (“Ultimate GP”). Shares are held of record by Bison VI and Bison VI-A. Bison VI GP is the general partner of Bison VI and Bison VI-A.  Ultimate GP is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b) The business address of each of the Reporting Persons is c/o Bison Capital Asset Management, LLC, 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401.

(c) Douglas Trussler, Kurt Pilecki, Lou Caballero, Peter Macdonald and Andreas Hildebrand control Bison VI, Bison VI-A, Bison VI GP and Ultimate GP. Each of these individuals is employed by Bison Capital Asset Management, LLC, 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401, which is in the business of providing management services to Ultimate GP and its affiliates. Each of these individuals disclaims beneficial ownership in the securities of the Issuer held by Bison VI and Bison VI-A.

(d)–(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bison VI, Bison VI-A and Bison VI GP are each a partnership organized under the laws of Delaware.  Ultimate GP is a limited liability company organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 1 and 5.  The aggregate purchase price for the Shares is $32,350,000.  The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

Pursuant to the terms of that certain Note Purchase Agreement (the “Agreement”), dated March 31, 2023 between the Issuer, Bison VI and Bison VI-A, Bison VI and Bison Vi-A purchased an aggregate of $32,000,000 in principal amount of 10% convertible promissory notes (the “Notes”). 2,133,333 shares of Common Stock are issuable upon conversion of the Notes.  For more information on the Agreement, please refer to the Current Report on Form 8-K filed by the Issuer on March 31, 2023.  Bison VI acquired an additional 50,000 shares of Common Stock on June 23, 2023 at a price of $7.00 per share in an open market transaction.

The purpose of the acquisition is for investment only.  As of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) On June 23, 2023, Bison VI acquired 50,000 shares of Common Stock at a price of $7.00 per share in an open market transaction.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock  of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shares are held of record by Bison VI and Bison VI-A. Bison VI GP is the general partner of Bison VI and Bison VI-A.  Ultimate GP is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement
2.
Note Purchase Agreement, dated March 31, 2023, by and among the Issuer, Bison Capital VI and Bison Capital VI-A (incorporated by reference to Exhibit 10.1 from the Form 8-K filed with the SEC on March 31, 2023).

3.	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 from the Form 8-K filed with the SEC on March 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023	Bison Capital Partners VI, L.P.
	By:	BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	Bison Capital Partners VI-A, L.P.
	By:	BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	Bison Capital Partners VI GP, L.P.
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	By:	BISON CAPITAL PARTNERS GP, LLC,

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Motorcar Parts of America, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

Dated: June 27, 2023	Bison Capital Partners VI, L.P.
	By:	BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	Bison Capital Partners VI-A, L.P.
	By:	BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	Bison Capital Partners VI GP, L.P.
	By:	BISON CAPITAL PARTNERS GP, LLC,
its general partner

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: June 27, 2023	By:	BISON CAPITAL PARTNERS GP, LLC,

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member